UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                       Commission File Number - 001-05558

                                CUSIP - 486026107

                           NOTIFICATION OF LATE FILING

(Check One): |X| Form 10-K |_| Form 20-F |_| 1Form 11-K |_| Form 10-Q |_|
Form N-SAR |_| Form N-CSR

For Period Ended: December 31, 2004

|_|   Transition Report on Form 10-K

|_|   Transition Report on Form 20-F

|_|   Transition Report on Form 11-K

|_|   Transition Report on Form 10-Q

|_|   Transition Report on Form N-SAR

For the Transition Period Ended: __________________________________

Read Instruction(on back page)Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant Katy Industries, Inc.
Former name if applicable

Address of principal executive office (Street and Number): 765 Straits Turnpike,
                                                           Suite 2000
City, state and zip code: Middlebury, Connecticut 06762

                                     PART II
                             RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

|_|   (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar
|X| day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

|_|   (c)   The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

Katy Industries, Inc. (the "Company") is filing this Notification of Late Filing on Form 12b-25 to obtain a 15-day extension, from March 31, 2005 to April 15, 2005, for filing its Annual Report on Form 10-K for the fiscal year ended December 31, 2004 ("Form 10-K").

In anticipation of not achieving certain 2005 financial covenants to its current credit agreement with Bank of America Business Capital, the Company obtained an amendment to this agreement. Subsequent to the amendment's effective date, the Company determined that it would likely not meet its amended financial covenants. The Company is in discussions with its lenders to obtain a further amendment to its credit agreement which is expected to allow for the Company to achieve future compliance based on its current forecast of future operating results. The Company may also pursue additional sources of capital, if necessary. The Company anticipates that it will be able to complete the audit of its financial statements and file its Form 10-K once it obtains a further amendment from its lenders. The Company currently expects to file its Form 10-K by April 15, 2005.

The Company anticipates that based on this recent information, and without completion of the necessary amendment, its independent registered public accounting firm may have to provide a report on the Company's financial statements for the fiscal year ended December 31, 2004 that includes an explanatory paragraph expressing significant doubt about the Company's ability to continue as a going concern.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    Amir Rosenthal                    (203)                        598-0397
    --------------                 -----------                ------------------
        (Name)                     (Area Code)                (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  |X| Yes |_| No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that the consolidated statements of operations included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2004 will report an increase in the operating loss from continuing operations for the fiscal year ended December 31, 2004 from the operating loss from continuing operations reported for the fiscal year ended December 31, 2003.

                              Katy Industries, Inc.
                  (Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


                                        By: /s/ Amir Rosenthal
                                            --------------------------
Date: April 1, 2005                         Amir Rosenthal
                                            Chief Financial Officer